Exhibit 21.1

Subsidiaries of MOKO Social Media Limited

Jurisdiction of Incorporation

MOKO Mobi Inc	United States of America
All Night Media Limited	England
Paper Tree Limited	British Virgin Islands
Antiphony Management Holdings Ltd….	England
American Mobile Ventures Ltd	England
Antiphony Ltd	England
Blue Stream Mobile	England
Cell Media International Ltd	England
Mobgains Ltd	England
Southern Breeze Trading 3 Pty Ltd	South Africa